EXHIBIT 99.1

Profound Medical Announces First Quarter 2022 Financial Results

TORONTO, May 09, 2022 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today reported financial results for the first quarter ended March 31, 2022. Unless specified otherwise, all amounts in this press release are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

First Quarter and Recent Corporate Highlights

  On January 5, 2022, Profound announced the appointment of accomplished global medical device industry veteran, Kenneth Knudson, as Chief Commercial Officer to lead its worldwide sales, marketing and reimbursement activities.
  On January 18, 2022, the Company announced that the first patients had been treated in ‘CAPTAIN’, a prospective, multi-centre randomized controlled trial of 201 patients aimed at comparing the safety of efficacy of the TULSA procedure (performed with the TULSA-PRO® system) with radical prostatectomy (“RP”) in men with organ-confined, intermediate-risk, Gleason Score 7 (Grade Group 2 and 3) prostate cancer. Notably, this will be the first Level 1 study ever conducted comparing an emerging technology head-to-head with RP in men with prostate cancer.
  On March 1, 2022, the Company confirmed the TULSA-PRO® system’s compatibility with GE Healthcare’s 3T Magnetic Resonance Imaging (“MRI”) scanners, which represent the largest installed base of MRI scanners in the United States. Profound subsequently signed the first agreement for a TULSA-PRO® system interfaced with a GE scanner with Boston’s renowned Brigham and Women's Hospital.
  On March 3, 2022, Profound announced that Rashed Dewan had been promoted from Chief Accounting Officer, VP Finance, Manufacturing & HR Operations to the position of Chief Financial Officer.
  On March 7, 2022, the Company participated in the 42nd Annual Cowen Health Care Conference.
  On March 9, 2022, the Company participated in the Raymond James 43rd Annual Institutional Investors Conference.
  On May 2, 2022, Profound participated in the Bloom Burton & Co. Healthcare Investor Conference.

“To-date, over 2,000 TULSA procedures have been performed by more than 100 physicians working at 30 commercial and 20 clinical research sites,” said Arun Menawat, Profound’s CEO and Chairman. “We believe that the steady increase in utilization we have seen over the past few quarters, even in the face of COVID headwinds, is a testament to the high quality of our installed base of TULSA-PRO® systems, and the unrivaled flexibility of our technology enabling treatment of a variety of prostate disease patients. Moving forward, we expect patient treatment volumes to continue to grow, albeit at a faster pace, and also to see more activity in the international market as a few one-time capital sale projects are revived. Both suggest higher recurring and total revenue growth in 2022.”

Summary First Quarter 2022 Results

For the quarter ended March 31, 2022, the Company recorded revenue of approximately $1.4 million, with $340,000 from one-time sale of capital equipment and $1.02 million from recurring revenue, which consists of the sale of TULSA-PRO® consumables, lease of medical devices, procedures and services associated with extended warranties. First quarter 2022 revenue increased approximately 92% from $711,000 in the same three-month period a year ago.

Total operating expenses, which consist of research and development (“R&D”), general and administrative (“G&A”), and selling and distribution expenses, were approximately $7.7 million in the first quarter of 2022, an increase of 13% compared with approximately $6.8 million in the first quarter of 2021.

Expenditures for R&D for the three months ended March 31, 2022 were approximately $3.2 million, an increase of 2% compared with approximately $3.1 million in the three months ended March 31, 2021, primarily driven by CAPTAIN trial enrolment, traveling for off-site MRI testing and site installation, offset partially by a decrease to materials due to verification and validation testing and completion of the GE Healthcare MRI scanner compatibility project and a decrease in share based compensation.

G&A expenses for the 2022 first quarter increased by 10% to approximately $2.3 million, compared with approximately $2.1 million in the same period in 2021, due to increased salaries and benefits, consulting fees, legal, recruitment and accounting fees, and license costs for enterprise resource planning (ERP) and customer relationship management (CRM) software. Partially offsetting these amounts was a decrease in shared based compensation due to the retirement of employees.

First quarter 2022 selling and distribution expenses increased by 39% to approximately $2.2 million, compared with $1.6 million in the first quarter of 2021. While selling and distribution expenses have historically been lower than R&D expenses, Profound continues to expect that, in the future, selling and distribution expenses will exceed R&D expenses as the Company continues to commercialize the TULSA-PRO® system in the United States.

Net finance costs for the three months ended March 31, 2022 were approximately $892,000 compared with approximately $900,000 in the three months ended March 31, 2021.

First quarter 2022 net loss was approximately $10.5 million, or $0.40 per common share, compared to approximately $8.5 million, or $0.37 per common share, in the three months ended March 31, 2021.

Liquidity and Outstanding Share Capital

As at March 31, 2021, Profound had cash of approximately $60.1 million.

As at May 9, 2022, Profound had 20,779,517 common shares issued and outstanding.

For complete financial results, please see Profound’s filings at www.sedar.com, www.sec.gov and on the Company’s website at www.profoundmedical.com under “Financial” in the Investors section.

Conference Call Details

Profound Medical is pleased to invite all interested parties to participate in a conference call today, May 9, 2022, at 4:30 pm ET during which time the results will be discussed.

Live Call:	1-833-710-1825 (Canada and the United States)

1-929-517-0404 (International)

Conference ID:	4597723

The call will also be broadcast live and archived on the Company's website at www.profoundmedical.com under "Webcasts" in the Investors section.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (“BPH”). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849

Profound Medical Corp.
Interim Condensed Consolidated Balance Sheets
In USD (000s)
(Unaudited)

	March 31, 2022 $	December 31, 2021 $

Assets

Current assets
Cash	60,124	67,152
Trade and other receivables	1,840	1,412
Inventory	7,802	7,413
Prepaid expenses and deposits	885	1,148
Total current assets	70,651	77,125

Trade and other receivables	3,667	3,622
Property and equipment	971	788
Intangible assets	1,187	1,435
Right-of-use assets	1,070	1,116
Goodwill	2,728	2,689

Total assets	80,274	86,775

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,778	3,180
Deferred revenue	627	477
Provisions	101	87
Derivative financial instrument	99	161
Lease liabilities	251	250
Total current liabilities	3,856	4,155

Deferred revenue	869	875
Lease liabilities	1,085	1,127

Total liabilities	5,810	6,157

Shareholders’ Equity

Share capital	222,797	219,579
Contributed surplus	18,122	16,986
Accumulated other comprehensive income	2,453	4,746
Deficit	(168,908)	(160,693)

Total Shareholders’ Equity	74,464	80,618

Total Liabilities and Shareholders’ Equity	80,274	86,775

Profound Medical Corp.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
In USD (000s)
(Unaudited)

	Three months ended March 31, 2022 $	Three months ended March 31, 2021 $

Revenue
Capital equipment	340	234
Recurring - non-capital	1,024	477
	1,364	711
Cost of sales	928	459
Gross profit	436	252

Operating expenses
Research and development	3,180	3,105
General and administrative	2,346	2,132
Selling and distribution	2,202	1,587
Total operating expenses	7,728	6,824

Operating Loss	7,292	6,572

Net finance costs	892	900

Loss before taxes	8,184	7,472

Income taxes	31	27

Net loss attributed to shareholders for the period	8,215	7,499

Other comprehensive loss
Item that may be reclassified to loss
Foreign currency translation adjustment - net of tax	2,293	985

Net loss and comprehensive loss for the period	10,508	8,484

Loss per share
Basic and diluted loss per common share	0.40	0.37

Profound Medical Corp.
Interim Condensed Consolidated Statements of Cash Flows
In USD (000s)
(Unaudited)

	Three months ended March 31, 2022 $	Three months ended March 31, 2021 $

Operating activities
Net loss for the period	(8,215)	(7,499)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment	154	102
Amortization of intangible assets	265	242
Depreciation of right-of-use assets	60	81
Share-based compensation	875	1,097
Interest and accretion expense	16	22
Deferred revenue	127	193
Change in fair value of derivative financial instrument	(77)	(21)
Interest income on trade and other receivables	(44)	-
Changes in non-cash working capital balances
Trade and other receivables	(365)	1,089
Prepaid expenses and deposits	273	322
Inventory	(631)	(2,149)
Accounts payable and accrued liabilities	(433)	(645)
Provisions	13	(35)
Income taxes payable	-	(13)
Foreign exchange on cash	123	943
Net cash flow used in operating activities	(7,859)	(6,271)

Investing activities
Purchase of property and equipment	-	(32)
Purchase of intangible assets	-	(149)
Total cash used in investing activities	-	(181)

Financing activities
Payment of other liabilities	-	(99)
Proceeds from share options exercised	6	264
Proceeds from warrants exercised	-	1,141
Payment of lease liabilities	(81)	(105)
Total cash from financing activities	(75)	1,201

Net change in cash during the period	(7,934)	(5,251)
Foreign exchange on cash	906	(149)
Cash – Beginning of period	67,152	83,913
Cash – End of period	60,124	78,513